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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                            DANIEL INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            DANIEL INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.25 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                          (TITLE OF CLASS SECURITIES)

                                  236235-10-7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                JAMES M. TIDWELL
                          Executive Vice President and
                            Chief Financial Officer
                            DANIEL INDUSTRIES, INC.
                              9753 PINE LAKE DRIVE
                              HOUSTON, TEXAS 77055
                                 (713) 467-6000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)

                                 WITH COPY TO:

                             CHARLES H. STILL, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                           HOUSTON, TEXAS 77010-3095
                                 (713) 651-5270

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

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Daniel Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 9753 Pine Lake Drive, Houston, Texas 77055. The titles of the classes of equity securities to which this statement relates are the Company's common stock, par value $1.25 per share (the "Common Stock"), and the associated Preferred Stock Purchase Rights (the "Rights" and together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This statement relates to the cash tender offer made by Emersub LXXIV, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Emerson Electric Co., a Missouri corporation (the "Parent"), to purchase all of the outstanding Shares at a price of $21.25 per Share, net (subject to any withholding taxes) to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 12, 1999, among the Parent, the Purchaser and the Company (the "Merger Agreement"), a copy of which is filed as an Exhibit hereto and is incorporated herein in its entirety by reference. The Offer is subject to certain conditions, including the condition that 66 2/3% of the Fully Diluted Shares (as defined in the Merger Agreement) are tendered and not withdrawn prior to the Expiration Date. The Tender Offer Statement on Schedule 14D-1 dated May 18, 1999, filed by the Purchaser and the Parent with the Securities and Exchange Commission (the "Commission") states that the address of the principal executive offices of the Purchaser and the Parent is 8000 West Florissant Avenue, St. Louis, Missouri 63136-8506.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) the Parent or the Purchaser or any of their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT AND RELATED AGREEMENTS

     Information with respect to the terms of the Merger Agreement and certain related matters, including the Merger (as defined therein), the Stock Option Agreement dated as of May 12, 1999 between the Parent and the Company (the "Stock Option Agreement") and the Confidentiality Agreement dated April 1, 1999, between the Company and Parent is set forth under the headings "Introduction", "Terms of the Offer; Expiration Date", "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"; "Purpose of the Offer; Plans for the Company; Merger Agreement and Other Arrangements", "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase, a copy of which is filed as an Exhibit hereto, is incorporated herein by reference and is enclosed herewith.

CHANGE IN CONTROL AGREEMENTS

     For information as to the existence and terms of certain severance and change in control agreements between the Company and certain officers and employees see Annex I hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) AT A MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY ON MAY 12, 1999, THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTEREST OF, THE COMPANY AND ITS

STOCKHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A letter to stockholders communicating the Board's recommendation is filed as an Exhibit hereto and is incorporated herein in its entirety by reference.

     Information as to the background to the Offer and the Merger is set forth under the heading "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" in the Offer to Purchase.

     (b) In reaching its conclusions described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

          (i) The presentation of Simmons & Company International ("Simmons"), the Company's financial advisor, which involved a discussion of various analyses, alternative transactions and the written opinion of Simmons that the consideration to be received by stockholders of the Company pursuant to the Offer and the Merger is fair to the stockholders from a financial point of view, a copy of which is attached as Annex II and incorporated herein in its entirety by reference. Such opinion sets forth the scope of the investigation made, the procedures followed and assumptions made by Simmons in rendering its opinion. Stockholders are urged to carefully read such opinion in its entirety. In considering Simmons' opinion, the Board was aware that Simmons will become entitled to the additional fees described in
     Item 5 in accordance with the terms of its engagement by the Company upon consummation of the Offer and of certain other matters described in Item 5.

          (ii) Current market conditions and the relationship between the consideration to be received by stockholders in the Offer and the Merger and the historical and recent market prices of the Shares, and the fact that the Offer price represented a premium of more than 65% above recent average trading prices for the Shares.

          (iii) The Company's business, the strategic direction of the Company's businesses, the relationship of the Offer price to historical and projected earnings, acquisition transactions involving comparable companies and the likelihood of other possible transactions that might provide greater value to stockholders, the latter being based in part on the Company's experience in carrying out its previously announced effort to review strategic alternatives which involved discussions with other potential acquirers and gave the Board a sense of values that could be achieved in the sale of the Company.

          (iv) The terms and conditions of the transactions contemplated by the Merger Agreement and the Stock Option Agreement, as reviewed by and discussed with the Company's management, legal counsel and financial advisors, including the conditions to the Purchaser's obligation to consummate the Offer, the fact that the Offer and the Merger are not conditioned on financing and the obligation of the Purchaser (at the written request of the Company) to extend the Offer, assuming the other conditions of the Offer are satisfied (other than the Minimum Tender Condition (as defined in the Merger Agreement)), for up to a maximum of 270 days from the date of the Merger Agreement (i.e. February 6, 2000) until the HSR Condition (as defined in the Merger Agreement) is satisfied.

          (v) The right, subject to certain conditions, of the Company under the Merger Agreement to respond to requests for nonpublic information and to participate in substantive discussions with any person who makes a superior proposal to the extent required by the fiduciary obligations of the Board of Directors of the Company (determined in good faith by a majority of the disinterested members thereof based on the advice of outside legal counsel) and the ability of the Company to withdraw or modify its recommendation of the Offer and the Merger and to terminate the Merger Agreement after two business days' notice to the Parent in the event (a) the Board of Directors of the Company receives a takeover proposal from another party that, in the exercise of its good faith reasonable judgment (as determined in good faith by a majority of the disinterested members thereof), it determines in its reasonable judgment (based on the advice of its financial advisor and taking into account all the terms and conditions of such takeover proposal, including any break-up fees and expense reimbursement payable to Parent under the Merger Agreement and the conditions to consummation of such takeover proposal) to be more favorable and provide greater value to all the Company's stockholders than the Offer and the Merger and, for which the financing, to the extent required, is then committed or in the judgment of such members reasonably obtainable and the Company intends to enter into a definitive agreement with such other party and (b) the Parent fails, within two business days of such notice, to make an offer that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors, by a majority of its disinterested directors, is more favorable to the stockholders of the Company than such takeover proposal.

          (vi) The current economic and business conditions in the Company's industry and in the United States and global economies, the effect of such matters on the Company's current business and prospects and the general uncertainties in the Company's industry.

          (vii) The information provided to the Board of Directors of the Company by the officers of the Company with respect to the Company's current and prospective financial condition and results of operations and its future prospects and likelihood of meeting its future business plan projections, including the impact of the results of the first fiscal quarter of 1999 thereon and generally adverse business conditions for the Company's industry, as they currently exist and are likely to continue for the foreseeable future.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained Simmons as the Company's financial advisor on March 4, 1999, in connection with the exploration of strategic alternatives, including a possible sale of the Company. Under the engagement letter with Simmons, the Company agreed to pay Simmons engagement fees aggregating $250,000. In addition, under the engagement letter, Simmons is entitled to a transaction fee of 1% of the value of the transaction (or approximately $5 million), less the engagement fees, payable upon consummation of the purchase of at least 50% of the Shares or 50% of the Company's assets by the Purchaser or any other person. The Company has also agreed to reimburse Simmons for its out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify Simmons and its affiliates and their respective directors, officers, agents and employees against certain liabilities, including liabilities involving the Federal securities laws.

     Simmons is an internationally recognized investment banking firm and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, particularly in the oil and gas service and manufacturing industries. Simmons has performed various investment banking services for the Company in the past for which it received customary compensation.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other persons to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     Based upon the Company's records and upon information provided to the Company by its directors, executive officers and affiliates, neither the Company nor any of its affiliates nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, has effected any transactions in the Shares during the 60 days prior to the date hereof except for routine periodic purchases of Shares that may be attributable to such executive officers' accounts in the Company's profit sharing and savings plan.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in:

          (i) An extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (ii) A purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (iii) A tender offer for or other acquisition of securities by or of the Company; or

          (iv) Any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above under Items 3 and 4, there are no transactions, resolutions of the Board of Directors of the Company, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     As discussed under the heading in the Offer to Purchase entitled "Purpose of the Offer -- The Merger Agreement", the Company's Board of Directors has taken action to make inapplicable to the Offer and the Merger the Rights Agreement dated May 31, 1990, between the Company and Equiserve Trust Company, N.A., as rights agent, as amended. Further, the Company's Board of Directors has taken action to make inapplicable to the Offer and the Merger certain provisions of its Certificate of Incorporation with respect to transactions with persons beneficially owning five percent or more of the Company's voting stock. For information as to the possible applicability of certain state antitakeover statutes to the Offer and the Merger reference is made to the heading in the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals -- State Takeover Statutes". Section 203 of the Delaware General Corporation Law (dealing with transactions with interested stockholders) is not applicable to the Company because the Company opted out of such provision at the time of its incorporation in Delaware.

     The Information Statement attached as Annex I hereto is being furnished in connection with the intended designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company following the Offer other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 1   --  Agreement and Plan of Merger dated as of May 12, 1999, between the Purchaser, the Parent and the Company
    Exhibit 2   --  Stock Option Agreement dated as of May 12, 1999 between the
                    Parent and the Company
    Exhibit 3   --  Offer to Purchase dated May 18, 1999, filed as Exhibit
                    11(a)(1) to Purchaser's and Parent's Schedule 14D-1 filed
                    May 18, 1999, in connection with the Offer to Purchase, and incorporated herein by reference
    Exhibit 4   --  Letter to Stockholders dated May 18, 1999
    Exhibit 5   --  Opinion of Simmons dated as of May 12, 1999*
    Exhibit 6   --  Press Release dated May 12, 1999
    Exhibit 7   --  Confidentiality Agreement between the Company and the Parent dated April 1, 1999
    Exhibit 8   --  Form of Change in Control Agreement dated as of March 15,
                    1995, between the Company and each of W. C. Clingman and M.
                    R. Yellin; dated August 30, 1996, between the Company and J.
                    M. Tidwell; and dated February 6, 1996, between the Company and each of W. T. Bratton and W. M. Krenek, filed as Exhibit
                    10.4 to the Company's Annual Report on Form 10-K for the year ended September 30, 1995 and incorporated herein by reference

---------------

    * Included in copies mailed to stockholders.

    Exhibit 9   --  Employment Agreement dated July 30, 1996 between the Company and James M. Tidwell, filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended
                    September 30, 1996 and incorporated herein by reference
    Exhibit 10  --  Employment Agreement dated June 17, 1997 between the Company and Thomas A. Newton, Jr., filed as Exhibit 10.3 to the
                    Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference
    Exhibit 11  --  Stock Award Agreement dated June 17, 1997 between the
                    Company and Thomas A. Newton, Jr., filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference
    Exhibit 12  --  Change in Control Agreement between the Company and Ronald
                    C. Lassiter, filed as Exhibit 10.6 to the Company's
                    Quarterly Report on Form 10-Q for the quarter ended
                    September 30, 1997 and incorporated herein by reference
    Exhibit 13  --  Form of Change in Control Agreement between the Company and each of Daniel J. Sarik, Katie-Pat Bowman and Michael T.
                    Atkins, filed as Exhibit 10.7 to the Company's Quarterly
                    Report on Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference
    Exhibit 14  --  Severance Agreement dated February 6, 1997 between the
                    Company and W. T. Bratton, filed as Exhibit 10.17 to the
                    Company's Annual Report on Form 10-K for the year ended
                    December 31, 1997 and incorporated herein by reference

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1999
                                          DANIEL INDUSTRIES, INC.

                                          By      /s/ JAMES M. TIDWELL
                                            ------------------------------------
                                                      James M. Tidwell
                                                Executive Vice President and
                                                  Chief Financial Officer

                                                                         ANNEX I

            INFORMATION STATEMENT PROVIDED PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

     This information statement is being mailed on or about May 18, 1999 to holders of record of shares of Common Stock, $1.25 par value (the "Common Stock"), of Daniel Industries, Inc., a Delaware corporation (the "Company"), including the related right as to each share to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of the Company (singularly, a "Right" and collectively, the "Rights") (singularly, a share of such Common Stock, including the related Right, a "Share" and collectively, the "Shares"), in connection with the possible election of persons designated by Emersub LXXIV, Inc. (the "Purchaser"), a wholly-owned subsidiary of Emerson Electric Co. ("Parent"), to the Company's Board of Directors (the "Company Board" or "Board") other than at a meeting of the stockholders of the Company. Such election would occur pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated May 12, 1999 among the Company, Purchaser and Parent. The Merger Agreement is identified under Item 2 of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), of which this Annex I is a part. Capitalized terms used and not defined in this Annex I have the meanings assigned to them in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 18, 1999. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on June 15, 1999, at which time, if the Offer is not extended and all conditions to the Offer have been satisfied or waived, the Purchaser is obligated to purchase all Shares validly tendered to the Offer and not withdrawn.

     The information contained in this information statement concerning the Purchaser, the Parent and the Purchaser Designees has been furnished to the Company by the Purchaser and the Parent. The Company assumes no responsibility for the accuracy and completeness of such information. The Tender Offer Statement on Schedule 14D-1 dated May 18, 1999 filed by the Purchaser and the Parent with the Securities and Exchange Commission (the "Commission") states that the principal executive offices of the Purchaser and the Parent are located at 8000 Florissant Avenue, St. Louis, Missouri 63136-8506.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that effective upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer, Purchaser shall be entitled to designate the number of directors (collectively, the "Purchaser Designees"), rounded up to the next whole number, on the Company Board that equals the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this provision) multiplied by (b) the percentage that the number of Shares owned by the Purchaser or any other subsidiary of Parent (including the Shares accepted for payment and paid for by the Purchaser) bears to the number of Shares outstanding. The Merger Agreement further provides that in the event the Purchaser Designees are appointed or elected to the Company Board, until the Effective Time of the Merger, such Company Board shall have at least three directors who are directors on the date hereof and who are not officers of the Company. The Company has agreed in the Merger Agreement that it shall take all action necessary to effect any election of the Purchaser Designees to the Company Board, including either increasing the size of the Company Board or obtaining the resignation of such number of its current directors as is necessary to enable the Purchaser Designees to be elected or appointed to the Company Board.

     The election or appointment of the Purchaser Designees to the Company Board could (and in the case of the election or appointment of a majority of directors would) result in a change in control of the Company under the Securities and Exchange Act of 1934 (the "Exchange Act"). The Purchaser Designees will be subject to the Company Board's classification requirements as more fully set forth in the Company's

Certificate of Incorporation. No action is required by the stockholders of the Company in connection with the election or appointment of the Purchaser Designees to the Company Board. However, Section 14(f) of the Exchange Act requires the mailing to the Company's stockholders of the information set forth in this information statement prior to a change in the majority of the Company's directors. IN THE EVENT THAT THE PURCHASER DOES NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATES THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS BY THE PURCHASER, THE PARENT OR THE COMPANY PRIOR TO THE ELECTION OR APPOINTMENT OF THE PURCHASER DESIGNEES, THE PURCHASER WILL NOT HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE THE PURCHASER DESIGNEES ELECTED OR APPOINTED TO THE COMPANY BOARD.

     It is expected that on the date that Purchaser accepts for payment and purchases Shares pursuant to the Offer, which the Company expects to be on or after June 16, 1999, the Company will promptly take all other action as will be necessary to enable the Purchaser Designees (as defined below) to be elected to the Company Board.

     Set forth in the table below are the name, age, present principal occupation or employment and business address for each of the persons who may be designated by Purchaser as the Purchaser Designees. Unless otherwise indicated below, the address of each individual is 8000 West Florissant Avenue, St. Louis, Missouri 63136. All directors and officers listed below are citizens of the United States.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND BUSINESS ADDRESS              AGE              AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------              ---         ------------------------------------------
D.N. Farr............................  44    Senior Executive Vice President and Chief Operating
                                             Officer -- Parent since May 1999; Executive Vice
                                             President of Parent, 1997-1999; Chief Executive Officer
                                             of Astec (BSR) plc, a subsidiary or affiliate of
                                             Parent, 1993-1997. President of the Purchaser since it
                                             was founded.
J.M. Berra...........................  51    President -- Fisher-Rosemount, a subsidiary of Parent,
                                             April
8301 Cameron Road Austin, Texas 78754        1997-present; President -- Fisher-Rosemount Systems,
                                             Inc., a subsidiary of Parent, March 1993-April 1997;
                                             Executive Vice President Process Control
                                             Group -- Rosemount, Inc., a subsidiary of Parent,
                                             October 1992-March 1993.
D.G. Perkins.........................  60    Group Vice President -- Fisher-Rosemount Flow, a
                                             division of
7070 Winchester Circle Boulder,              Fisher-Rosemount, October 1997-present;
Colorado 80301                               President -- Micro Motion, a subsidiary of
                                             Fisher-Rosemount, May 1985-October 1997.
W.J. Galvin..........................  52    Senior Vice President, Finance and Chief Financial
                                             Officer -- Parent for more than five years.
W.W. Withers.........................  58    Senior Vice President, Secretary and General
                                             Counsel-- Parent for more than five years.
J.D. Switzer.........................  52    Senior Vice President -- Development of Parent since
                                             1997; Vice President -- Development of Parent,
                                             1990-1997. Vice President and Director of the Purchaser
                                             since it was founded.
R.M. Cox, Jr.........................  53    Senior Vice President -- Acquisitions and Development
                                             of Parent since October 1997; Senior Vice
                                             President -- Administration of Parent, October
                                             1994-October 1997; Executive Vice President and Chief
                                             Administrative Officer of Fisher-Rosemount Systems, a
                                             subsidiary of Parent, 1992-1994. Vice President and
                                             Director of the Purchaser since it was founded.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND BUSINESS ADDRESS              AGE              AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------              ---         ------------------------------------------
H.M. Smith...........................  56    Assistant General Counsel and Assistant Secretary of
                                             Parent for more than five years. Secretary and Director
                                             of the Purchaser since it was founded.
F.J. Dellaquila......................  42    Vice President -- Treasury and Tax, and Treasurer of
                                             Parent since October 1996; Vice President and
                                             Treasurer, September 1991-October 1996. Treasurer of
                                             the Purchaser since it was founded.

     Any other officer of Parent or Purchaser listed in Schedule I to the Offer to Purchase dated May 18, 1999, filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of Parent and Purchaser may also be designated by Purchaser as a Purchaser Designee. The information with respect to the Purchaser Designees has been supplied by Purchaser for inclusion herein.

CERTAIN INFORMATION CONCERNING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. As of May 11, 1999, there were outstanding (i) 19,482,588 shares and (ii) stock options to purchase an aggregate of 2,032,868 shares. Based upon the foregoing, there were approximately 21,515,456 Fully Diluted Shares outstanding. "Fully Diluted Shares" means all shares, on a fully diluted basis, after giving effect to the exercise or conversion of all options, warrants, rights and securities exercisable or convertible into common stock, other than potential issuances attributable to the Rights unless such Rights shall be exercisable pursuant to the Rights Agreement dated May 31, 1990, as amended, between the Company and Equiserve Trust Company, N.A., as Rights Agent. Each Share that is outstanding as of the close of business on any applicable record date for any matter to be acted upon by stockholders is entitled to one vote on such matter. The Company Board currently consists of nine (9) members.

CURRENT MEMBERS OF THE COMPANY BOARD

     To the extent that the Company Board will consist of persons who are not among the Purchaser Designees, the Company Board is expected to consist of persons who are currently directors of the Company who have not resigned.

     The following table sets forth as to each director his age, year first elected a director and business experience. This information was provided to the Company by the respective director.

                                             YEAR FIRST
                                              ELECTED       PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE
                NAME                   AGE    DIRECTOR              AND CURRENT DIRECTORSHIP
                ----                   ---   ----------     -----------------------------------------
Ronald C. Lassiter...................  66       1985      Chairman of the Board, President and Chief
                                                          Executive Officer of the Company.
                                                          Mr. Lassiter was elected Chairman of the
                                                          Board in March 1996. He became Acting
                                                          President and Chief Executive Officer of the
                                                          Company effective January 24, 1997, upon the
                                                          resignation of W.A. Griffin, III, and
                                                          continued as Chief Executive Officer
                                                          following the election of Alex Newton to the
                                                          office of President effective July 1, 1997.
                                                          Mr. Lassiter resumed the role of President of
                                                          the Company following Mr. Newton's
                                                          resignation on January 29, 1999. Mr. Lassiter
                                                          served as Chairman of the Board and Chief
                                                          Executive Officer of Zapata Corporation, an
                                                          oil and gas company, from August 1985 until
                                                          his retirement in June 1994, and served as
                                                          Chairman, President and Chief Executive
                                                          Officer of Zapata Protein, a producer of
                                                          marine protein, from October 1992 until June
                                                          1997.
Thomas J. Keefe......................  66       1996      President and Chief Operating Officer of
                                                          Hensley Industries, Inc., a steel foundry.
                                                          Prior to assuming his present position with
                                                          Hensley Industries in November 1995, Mr.
                                                          Keefe served as President and Chief Operating
                                                          Officer of Lennox Industries, Inc. from July
                                                          1992 until June 1995.
Michael M. Carroll...................  62       1998      Professor in the Department of Computational
                                                          and Applied Mathematics at Rice University.
                                                          Dr. Carroll was elected a director of the
                                                          Company on January 14, 1998, to fill the
                                                          vacancy created by the resignation of W.A.
                                                          Griffin, III. Dr. Carroll has held a number
                                                          of professional leadership roles, including
                                                          Executive Committee member and Chairman of
                                                          the Applied Mechanics Division of the
                                                          American Society of Mechanical Engineers,
                                                          President of the American Academy of
                                                          Mechanics, President of the Society for
                                                          Engineering Science and Governing Board
                                                          Member of the Engineering Deans' Council of
                                                          the American Society for Engineering
                                                          Education. He has held the McMurtry Professor
                                                          of Engineering distinction at Rice University
                                                          since 1988 and has also served as Dean of the
                                                          George R. Brown School of Engineering at Rice
                                                          University.

                                             YEAR FIRST
                                              ELECTED       PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE
                NAME                   AGE    DIRECTOR              AND CURRENT DIRECTORSHIP
                ----                   ---   ----------     -----------------------------------------
W.A. Griffin.........................  83       1951      Chairman Emeritus of the Board.
                                                          Mr. Griffin served as Chairman of the Board
                                                          from 1957, and as Chief Executive Officer of
                                                          the Company from 1985 until his retirement in
                                                          February 1995. He then served as a consultant
                                                          to the Company until February 1997.
Brian E. O'Neill.....................  63       1994      President and Chief Executive Officer of
                                                          Williams Gas Pipelines.
                                                          Prior to assuming his current position in
                                                          January 1994, Mr. O'Neill served as President
                                                          of Williams Gas Pipelines. Mr. O'Neill is a
                                                          member of the partnership policy committee of
                                                          Northern Border Partners, L.P. ("NBP") and a
                                                          member of the management committee of
                                                          Northern Border Pipeline Company of which NBP
                                                          has a 70 percent general partnership
                                                          interest.
Ralph F. Cox.........................  66       1996      Private consultant in international petroleum
                                                          activities since 1994; retired President and
                                                          Chief Executive Officer of Greenhill
                                                          Petroleum Corporation.
                                                          Mr. Cox is an independent Trustee for the
                                                          Fidelity Group of Funds and a member of the
                                                          Board of Directors of Waste Management, Inc.
                                                          and Bonneville Pacific Corporation. Mr. Cox
                                                          also serves on advisory Boards at Texas A&M
                                                          University and the University of Texas. Mr.
                                                          Cox is a former Vice Chairman of the Board of
                                                          Atlantic Richfield Company and President and
                                                          former Chief Operating Officer of Champlin
                                                          Petroleum Company (Union Pacific Resources
                                                          Company).
Leo E. Linbeck, Jr. .................  64       1988      Chairman of the Board and Chief Executive
                                                          Officer of Linbeck Corporation, a holding
                                                          company.
                                                          Mr. Linbeck, Jr. serves as a Life Director of
                                                          the Associated General Contractors of America
                                                          and as a director of John Hancock Advisers,
                                                          Inc. and Duke Energy Corporation.
Nathan M. Avery......................  64       1996      Chairman of the Board, President and Chief
                                                          Executive Officer of TransCoastal Marine
                                                          Services, Inc., a marine construction
                                                          company.
                                                          Mr. Avery was elected Chairman of the Board,
                                                          President and Chief Executive Officer of
                                                          TransCoastal Marine Services, Inc. in
                                                          November 1998 and has served as Chairman of
                                                          the Board and Chief Executive Officer of
                                                          Galveston-Houston Company, a manufacturer of
                                                          ground engaging tools for the construction
                                                          and mining industries, for a period of at
                                                          least five years. He serves as an advisory
                                                          director of Cooper Cameron Corporation.

                                             YEAR FIRST
                                              ELECTED       PRINCIPAL OCCUPATION, BUSINESS EXPERIENCE
                NAME                   AGE    DIRECTOR              AND CURRENT DIRECTORSHIP
                ----                   ---   ----------     -----------------------------------------
Gibson Gayle, Jr. ...................  72       1985      Retired senior partner at Fulbright &
                                                          Jaworski L.L.P., a law firm.
                                                          Mr. Gayle, Jr. was a partner in the law firm
                                                          of Fulbright & Jaworski L.L.P. until his
                                                          retirement on January 1, 1997, and he served
                                                          as Chairman of that firm's Executive
                                                          Committee from 1979 until 1992. Fulbright &
                                                          Jaworski L.L.P. provides legal services to
                                                          the Company on an ongoing basis, and the
                                                          Company will continue to engage that firm
                                                          during the current fiscal year.

                                   MANAGEMENT

     Set forth below is certain information regarding the executive officers of the Company.

                                                PRINCIPAL OCCUPATION, POSITIONS WITH THE COMPANY
NAME                                   AGE                AND OTHER BUSINESS EXPERIENCE
----                                   ---      ------------------------------------------------
Ronald C. Lassiter...................  66    Chairman of the Board, President and Chief Executive
                                             Officer.
                                             Ronald C. Lassiter was elected Chairman of the Board in
                                             March 1996. He became Acting President and Chief
                                             Executive Officer of the Company effective January 24,
                                             1997, upon the resignation of W.A. Griffin, III, and
                                             continued as Chief Executive Officer following the
                                             election of Alex Newton to the office of President in
                                             July 1997. Mr. Lassiter resumed the office of President
                                             of the Company following Mr. Newton's resignation on
                                             January 29, 1999.
James M. Tidwell.....................  52    Executive Vice President and Chief Financial Officer.
                                             James M. Tidwell joined the Company in August 1996, as
                                             Vice President, Finance and Chief Financial Officer,
                                             and was elected Executive Vice President and Chief
                                             Financial Officer effective December 12, 1996. Prior to
                                             joining the Company, Mr. Tidwell served as Vice
                                             President of Finance of Hydril Company, an oilfield
                                             equipment company, from August 1992 through August
                                             1996. Prior to that, Mr. Tidwell was Vice President
                                             Finance of ABB Vetco Gray, Inc. from 1988 until 1992
                                             and was President of Vetco Gray, Inc. from 1986 to
                                             1988.
W. Todd Bratton......................  54    Executive Vice President and President of Daniel
                                             Measurement and Control.
                                             Pursuant to the merger of Bettis Corporation with a
                                             wholly-owned subsidiary of the Company, W. Todd Bratton
                                             was elected an Executive Vice President of the Company
                                             on December 12, 1996. He became President of Daniel
                                             Measurement and Control, Inc. in February 1997, and
                                             President of the Daniel Measurement and Control
                                             Division in March 1998. Mr. Bratton served as President
                                             of Bettis Corporation from 1988 and as its Chief
                                             Executive Officer from May 1994 until February 1997.
                                             Mr. Bratton served in varying capacities including
                                             Executive Vice President, Operations of
                                             Galveston-Houston Company, Bettis Corporation's
                                             then-parent company, from 1979 to May 1994.

                                                PRINCIPAL OCCUPATION, POSITIONS WITH THE COMPANY
NAME                                   AGE                AND OTHER BUSINESS EXPERIENCE
----                                   ---      ------------------------------------------------
Kenton Chickering III................  64    President of Daniel Valve Company.
                                             Mr. Chickering has been employed with Daniel Valve
                                             Company for over 20 years except for a period between
                                             1985 and 1988, when he served as a Vice President of
                                             Daniel Measurement and Control, Inc.
Norman D. Quam.......................  65    President of Bettis Corporation.
                                             Norman D. Quam has been employed with Bettis
                                             Corporation since 1979. When Mr. Bratton became
                                             President of Daniel Measurement and Control, Inc. in
                                             February 1997, Mr. Quam was elected President of Bettis
                                             Corporation.
J. D. Sitton, III....................  37    President of Daniel Measurement Services.
                                             J. D. Sitton, III joined the Company as President of
                                             the newly formed Daniel Measurement Services Division
                                             in May 1998. He was previously employed by Capstone
                                             Turbine Corporation, a start-up company commercializing
                                             Microturbine power generation technology, from October
                                             1996 to May 1998, as Director of Sales, and PanEnergy
                                             Corp. (predecessor to Duke Energy Corp, an interstate
                                             pipeline company), from 1989 to September, 1996, in
                                             various capacities, including most recently as Senior
                                             Vice President, Retail Energy Marketing.
W. C. Clingman.......................  65    Vice President, Information Services.
                                             W. C. Clingman has been an employee or officer of the
                                             Company for more than thirty (30) years.
Michael R. Yellin....................  53    Vice President, Secretary and Treasurer.
                                             Michael R. Yellin has been an employee or officer of
                                             the Company for more than twenty (20) years.
Daniel J. Sarik......................  49    Vice President, Business Development.
                                             Daniel J. Sarik joined the Company in August 1997, as
                                             Vice President, Business Development. Prior to joining
                                             the Company, Mr. Sarik served in various managerial
                                             positions with Camco International Inc., including
                                             Director of Marketing of Camco Drilling Group, from
                                             January 1992 to August 1997, and as Director of
                                             Marketing of the Hycalog Division, from June 1987 to
                                             January 1992.
Michael T. Atkins....................  45    Vice President, Human Resources.
                                             Michael T. Atkins joined the Company as Vice President,
                                             Human Resources, in September 1997. He was previously
                                             employed with EOTT Energy Corp., a subsidiary of Enron
                                             Corporation involved in crude oil trading and
                                             transportation, as Manager, Human Relations since
                                             February 1992.

                                                PRINCIPAL OCCUPATION, POSITIONS WITH THE COMPANY
NAME                                   AGE                AND OTHER BUSINESS EXPERIENCE
----                                   ---      ------------------------------------------------
Wilfred M. Krenek....................  46    Vice President, Controller and Chief Accounting
                                             Officer.
                                             Wilfred M. Krenek was elected Vice President,
                                             Controller and Chief Accounting Officer of the Company
                                             effective May 1997. He had served as Vice President,
                                             Chief Financial Officer, Treasurer and Secretary of
                                             Bettis Corporation from May 1994 until May 1997. Prior
                                             to that, Mr. Krenek was employed by Galveston-Houston
                                             Company in the capacity of Vice President and
                                             Controller from May 1989 to May 1994, as Controller
                                             from July 1987 to May 1989, and as Tax Manager from
                                             April 1985 to July 1987.
Katie-Pat Bowman.....................  44    Vice President and General Counsel.
                                             Katie-Pat Bowman joined the Company in September 1997
                                             as Vice President and General Counsel. She was
                                             previously employed by Houston law firms Haynes and
                                             Boone LLP, from March 1997 until September 1997, and
                                             Fulbright & Jaworski L.L.P., from August 1987 until
                                             March 1997. Prior to that, Ms. Bowman was employed with
                                             Daniel Industries, Inc. from 1981 to 1987 as Internal
                                             Audit and Export Control Manager.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the Shares, to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Shares. Such persons are required by regulations of the Exchange Act to furnish the Company with copies of all
Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the reports and representations furnished to the Company during the last fiscal year, the Company believes that all filings were timely during the fiscal year ended December 31, 1998.

MEETINGS AND COMMITTEES OF THE COMPANY BOARD

     During the fiscal year ended December 31, 1998, the Board held five (5) meetings, and each director, except W. A. Griffin, attended at least 75 percent of the combined number of meetings of the Board and of the committees of the Board of which he was a member.

     The Audit Committee reviews with the Company's independent accountants the scope and results of the annual audit of the Company's consolidated financial statements. In addition, the Audit Committee reviews the independent accountants' management letter containing their recommendations for improvements to the Company's internal controls. The Audit Committee also recommends to the Board the selection of independent accountants. The Audit Committee currently is composed of Gibson Gayle, Jr., Ralph F. Cox, W.A. Griffin and Thomas J. Keefe. During the fiscal year ended December 31, 1998, the Audit Committee held five
(5) meetings.

     The Compensation Committee advises the Board concerning the compensation and benefits of the executive officers and certain operating officers of the Company. The Compensation Committee currently is composed of Brian E. O'Neill, Leo E. Linbeck, Jr. and Thomas J. Keefe. During the fiscal year ended December 31, 1998, the Compensation Committee held one (1) meeting.

     The Executive Committee acts on behalf of the Board between regularly scheduled meetings of the Board of Directors. The Executive Committee, which is currently composed of Ronald C. Lassiter, Brian O'Neill and Nathan M. Avery, held one (1) meeting during the fiscal year ended December 31, 1998.

     The Nominating Committee recommends to the Board the persons to nominate for election as directors at the annual meetings of stockholders or to fill vacancies created by the resignation of a director and currently is composed of W. A. Griffin, Brian E. O'Neill and Ralph F. Cox. The Nominating Committee will not consider proposals submitted by security holders. During the fiscal year ended December 31, 1998, the Nominating Committee held one meeting.

                           SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation paid for services rendered during the fiscal years ended December 31, 1998 and 1997, the three-month transition period from October 1, 1996 through December 31, 1996 resulting from the Company's change in fiscal year (designated as "1996T"), and for the fiscal year ended September 30, 1996, to the Company's Chief Executive Officer and four other most highly compensated executive officers, including its former President and Chief Operating Officer and the President of its Daniel Valve Division:

                                                                               LONG TERM COMPENSATION AWARDS
                                                       ANNUAL            -----------------------------------------
                                                   COMPENSATION(1)        RESTRICTED     SECURITIES    ALL OTHER
                                                ---------------------       STOCK        UNDERLYING   COMPENSATION
NAME AND PRINCIPAL POSITION            YEAR     SALARY($)    BONUS($)    AWARDS($)(2)    OPTIONS(#)      ($)(3)
---------------------------            -----    ---------    --------    ------------    ----------   ------------
                 (A)                    (B)        (C)         (D)           (F)            (G)           (I)
Ronald C. Lassiter, Chairman.........   1998     250,000     157,500            --             --        8,305
  of the Board and Chief                1997     242,730(4)  141,369            --        250,000          625
  Executive Officer                     1996T         --          --            --             --           --
                                        1996     100,000(5)       --            --             --           --
Alex Newton, former President........   1998     200,000(6)   75,600            --             --        4,266
  and Chief Operating Officer           1997     103,227      75,000       706,250        200,000           --
W. Todd Bratton, Executive...........   1998     183,211      37,694            --             --        6,923
  Vice President and President          1997     170,592      73,546            --         40,000        1,062
  Daniel Measurement and                1996T     13,670(7)       --            --             --           --
  Control Division
James M. Tidwell, Executive..........   1998     180,083      45,612            --         50,000        6,619
  Vice President and Chief              1997     169,942      71,857            --         40,000        2,359
    Financial Officer                   1996T     42,086          --            --             --           --
                                        1996      20,096      12,500        38,625(8)      30,000           --
Kenton Chickering III,...............   1998     151,228      66,502            --             --        6,883
  President Daniel Valve
  Division(9)

---------------

(1) The value of perquisites and other benefits for any named officer did not exceed the lesser of $50,000 or 10 percent of that officer's total reported annual salary and bonus.

(2) As of December 31, 1998, Messrs. Newton, Tidwell and Chickering held 40,000, 1,308 and 642 shares, respectively, subject to restriction, having a value of $485,000, $15,860 and $7,784, respectively.

(3) For 1998, represents the Company's matching contribution to the 401(k) portion of the Company's profit sharing and savings plan (the "Plan") that was allocated to each employee's account. For 1997, 1996T and 1996, represents the vested amount of the Company's contribution to the Plan (including the Company's matching contribution under the 401(k) portion of the Plan) that was allocated to each employee's account.

(4) Effective January 24, 1997, Mr. Lassiter became Acting President and Chief Executive Officer of the Company and was paid a consulting fee of $20,833 per month for such services. When Alex Newton was elected President of the Company effective July 1, 1997, Mr. Lassiter was elected Chief Executive Officer and was awarded an annual salary of $250,000. The 1997 salary amount in the Summary Compensation Table includes amounts paid to Mr. Lassiter in 1997 as consulting fees.

(5) Effective March 6, 1996, the Company entered into an agreement with Mr. Lassiter pursuant to which he agreed to serve as Chairman of the Board for $100,000, which was to be paid in Shares valued as of the beginning of the period (or 6,558 shares), the issuance of which was deferred until March 6, 2001.

(6) Mr. Newton resigned as President and Chief Operating Officer effective January 29, 1999.

(7) Does not include compensation paid to Mr. Bratton by Bettis Corporation prior to December 12, 1996, the date Bettis was acquired by Daniel and Mr. Bratton became an executive officer of the Company.

(8) Includes an award valued at $12,500 granted in December 1996 in lieu of a portion of the cash bonuses earned in fiscal 1996.

(9) Although Mr. Chickering was president of Daniel Valve Division prior to 1998, the Company believes that, prior to 1998, he did not participate in policy-making functions.

                          OPTION GRANTS IN FISCAL 1998

     The following table sets forth certain information regarding stock options granted during fiscal 1998 to the persons named in the Summary Compensation Table.

                                                % OF                                 POTENTIAL REALIZABLE
                                                TOTAL                                        VALUE
                                               OPTIONS                                 AT ASSUMED ANNUAL
                                 NUMBER OF     GRANTED    EXERCISE                         RATES OF
                                 SECURITIES      TO        OR BASE                 STOCK PRICE APPRECIATION
                                 UNDERLYING   EMPLOYEES   PRICE PER                    FOR OPTION TERMS
                                  OPTIONS        IN         SHARE     EXPIRATION   -------------------------
             NAME                GRANTED(#)     1998      ($/SHARE)      DATE        5%($)         10%($)
             ----                ----------   ---------   ---------   ----------   ----------   ------------
Ronald C. Lassiter.............        --         --           --           --            --             --
Alex Newton....................        --         --           --           --            --             --
W. Todd Bratton................        --         --           --           --            --             --
James M. Tidwell...............    50,000       39.4        16.66      1/14/08       523,751      1,327,288
Kenton Chickering III..........        --         --           --           --            --             --

          AGGREGATE OPTION EXERCISES IN FISCAL 1998 AND OPTION VALUES
                              AT DECEMBER 31, 1998

     The following table sets forth the aggregate option exercises during the fiscal year ended December 31, 1998, and the value of outstanding options at the end of that year held by the persons named in the Summary Compensation Table.

                                                              NUMBER OF SECURITIES
                                                               UNDERLYING OPTIONS       VALUE OF UNEXERCISED IN-
                                                               UNEXERCISED AT YEAR        THE-MONEY OPTIONS AT
                         SHARES ACQUIRED                             END(#)                    YEAR END($)
                               ON          VALUE REALIZED   -------------------------   -------------------------
         NAME              EXERCISE(%)          ($)         EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
         ----            ---------------   --------------   -------------------------   -------------------------
Ronald C. Lassiter.....          --                --             93,333/171,667                0/0
Alex Newton............          --                --             40,000/160,000                0/0
W. Todd Bratton........                                          137,453/ 47,547          583,927/59,612
James M. Tidwell.......          --                --             33,333/ 86,667                0/0
Kenton Chickering
  III..................          --                --                   72,500/0                0/0

                           COMPENSATION OF DIRECTORS

     Directors who are also employees of the Company do not receive fees for attending meetings of the Board. Each non-employee director of the Company receives fees of (i) $1,000 for each meeting of the Board and for each committee meeting thereof that he attends, subject to a maximum daily fee of $1,000, and
(ii) an annual retainer of $15,000. The chairman of any committee of the Board receives an additional annual retainer of $2,500.

     Pursuant to the Company's 1997 Non-Employee Director Stock Option Plan, on January 1, 1998 and January 1, 1999, each non-employee director serving on such date received an option to purchase 5,000 shares of Common Stock. The options are fully exercisable on the date of grant. The exercise price is the average of the high and low sale prices of the Common Stock on the date of the grant. Under the Company's 1995 Non-Employee Directors' Stock Option Plan, Dr. Michael Carroll received an option for 15,000 shares on January 14, 1998, the date of his election to the Board. That option vests with respect to one third of the shares covered thereby on each of the first three anniversaries of the date of grant.

REPORT OF THE COMPENSATION COMMITTEE WITH RESPECT TO COMPENSATION OF EXECUTIVE OFFICERS

     The Compensation Committee of the Board of Directors (the "Committee"), which is composed of three independent outside directors, is responsible for advising the Board concerning the compensation and benefits of the executive officers of the Company.

  Compensation Philosophy and Overall Objectives

     The Company's compensation program is designed to attract, motivate and retain management talent required to achieve corporate objectives and increase stockholder value. It is also designed to align executive remuneration levels both with the interests of stockholders and with overall Company performance. The Company's executive compensation program includes a combination of base salaries and annual and long-term incentives in the form of cash bonuses, stock awards and stock options, which are linked to the financial and stock performance of the Company.

     The compensation programs are generally administered by or under the direction of the Committee and are reviewed annually to ensure that remuneration levels and benefits are competitive and reasonable in light of the overall performance of the Company. The compensation of all executive officers, including the Chief Executive Officer, is approved by the full Board of Directors following recommendations by the Committee.

     The Committee determines competitive levels of compensation for executive positions based on information obtained from published and private compensation surveys, as well as proxy statements, for companies in the Company's industry with annual revenues comparable to Daniel's. Although some of the same companies may be included in the S&P Oil Composite reflected in the Company's performance graph included elsewhere in this Information Statement, the two groups are not identical. Variable incentives, both annual and longer term, are important components of the Company's executive compensation program and are used to link pay and performance results.

  Compensation Program Components

     Base Salary. The base salary program targets the average or median of the compensation comparison group. Salary adjustments are based on the individual's experience, background and performance during the prior year. The Committee's review and analysis of these matters are subjective, and no specific weight is given to any single factor. Overall, the base salaries of the corporate officers and division presidents during 1998 approximated both the market mean and median. Given the long term incentives, in the form of stock options and restricted stock, held by Ronald C. Lassiter, the Company's Chairman of the Board and Chief Executive Officer, and Alex Newton, the Company's President and Chief Operating Officer, at the suggestion of Mr. Lassiter, no changes were made in the base salaries of these individuals for 1998. The salaries of the other executive officers generally increased between 3.8 percent and 6.5 percent over 1997 levels.

     Annual Performance Incentives. In 1998, annual incentive compensation was provided to the Company's executive officers and other key executives in the form of cash bonuses based on overall Company operating income and, in the case of non-corporate officers, on the individual's operating unit's operating income. The Chief Executive Officer was eligible to receive a target bonus equal to 100 percent of his salary, with the other named executive officers being eligible for target bonuses of between 40 percent and 60 percent of their respective salaries. For the fiscal year ended December 31, 1998, the Company attained 86% of its operating income objective, which resulted in the corporate executive officers generally earning 63% of their targeted bonuses. As presidents of the Company's operating divisions, the bonuses for Messrs. Bratton and Chickering are more heavily weighted toward operating performance of their respective divisions. Total cash bonuses approved for the executive officers named in the Summary Compensation Table were $382,908, including $157,500 paid to the Chief Executive Officer.

     Long Term Compensation. Longer term incentives, in the form of stock options and restricted stock awards, are designed to directly link a significant portion of the executive's compensation to the enhancement of stockholder value. In addition, they encourage management to focus on the longer term development and prosperity of the Company, in addition to annual operating profits. Restricted stock grants under the Company's Stock Award Plan are designed to increase the actual share ownership position of key executives, providing a strong emphasis on maintaining and enhancing stockholder value and retaining executives during different states of the business cycle. Accordingly, from time to time, the Committee grants to the Company's executive officers restricted stock awards and options to purchase shares of Common Stock. The number of shares granted is determined based on the level and contribution of the employee and may take into account the stock ownership and other options held by the employee. Restricted stock awards and stock options are generally subject to vesting over a number of years, and stock options generally have exercise prices equal to the market price of the Common Stock on the date of grant. During the year ended December 31, 1998, Mr. Tidwell was granted an option to acquire 50,000 shares of Common Stock, which was intended to bring him to a level more in line with his position and responsibilities with the Company.

                                Compensation Committee of the Board of Directors
                                                                Brian E. O'Neill
                                                             Leo E. Linbeck, Jr.
                                                              Michael M. Carroll

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee of the Board during the fiscal year ended December 31, 1998, was an officer or employee of the Company or any of its subsidiaries, or was formerly an officer of the Company or any of its subsidiaries.

     During the fiscal year ended December 31, 1998, no executive officer of the Company served as (i) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Compensation Committee, (ii) a director of another entity, one of whose executive officers served on the Compensation Committee, or (iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director of the Company.

PERFORMANCE GRAPH

     The following graph compares, as of each of the dates indicated, the performance of the Common Stock to the Standard & Poor's 500 Stock Index ("S&P 500") and the Standard Poor's Oil Composite Index ("S&P Oil Composite") for the Company's last five fiscal years and for the three-month transition period ended December 31, 1996. The graph assumes that the value of the investment in the Common Stock and each index was $100 at September 30, 1993, and that all dividends were reinvested.

                COMPARISON OF 63 MONTH CUMULATIVE TOTAL RETURN*
                AMONG DANIEL INDUSTRIES, INC., THE S&P 500 INDEX
                        AND THE S&P OIL COMPOSITE INDEX
                               [COMPARISON GRAPH]

---------------

* $100 invested on 9/30/93 in stock or index -- including reinvestment of dividends.

                                           SEPTEMBER   SEPTEMBER   SEPTEMBER   SEPTEMBER   DECEMBER   DECEMBER   DECEMBER
                                             1993        1994        1995        1996        1996       1997       1998
                                           ---------   ---------   ---------   ---------   --------   --------   --------
Daniel Industries, Inc...................    $100        $ 76        $101        $ 88        $102       $135       $ 86
S & P 500................................     100         104         135         162         175        234        301
S & P Oil Composite......................     100          99         118         148         164        203        221

     The foregoing performance graph is based on historical data and is not necessarily indicative of future performance of the Common Stock. This graph shall not be deemed incorporated by reference by any general statement incorporating by reference this information statement being provided pursuant to
Section 14(f) of the Exchange Act into any filings under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

EMPLOYMENT, CHANGE OF CONTROL AND OTHER AGREEMENTS

     On June 17, 1997, the Company entered into an agreement with Alex Newton ("Employment Agreement"), providing for his employment as President and Chief Operating Officer of the Company for a minimum annual compensation of $200,000, which was to be reviewed annually by the Compensation Committee of the Board for possible increases (as adjusted, "Base Salary"). In addition to the Base Salary, the Company agreed to pay Mr. Newton a cash bonus of at least $75,000 on January 4, 1998, and, in the sole discretion of the Compensation Committee, an annual performance bonus thereafter of between 12.5 percent and 100 percent of his Base Salary. The term of the Employment Agreement would terminate in the event of Mr. Newton's death, his disability, his resignation without "Good Reason" (as defined below) or his termination of employment for "Cause" (as defined below). If the Employment Agreement was terminated prior to June 17, 1999, by reason of the death or disability of Mr. Newton, he or his estate would be entitled to receive a pro rata amount of the performance bonus, if any, that he would have received for the year of termination. If, prior to June 17, 1999, Mr. Newton terminated his employment for Good Reason or was terminated by the Company for other than Cause, the Company would pay him a lump sum amount equal to the greater of the Base Salary that would have been paid through the remainder of the term had such termination not occurred, or a full year of Base Salary. If, on or after June 17, 1999, Mr. Newton terminated his employment for Good Reason or was terminated by the Company for other than Cause, the Company agreed to pay him a lump sum amount equal to the greater of a full year of Mr. Newton's (i) Base Salary as in effect at June 17, 1999, or (ii) salary, exclusive of any bonuses, in effect at the time of his severance of employment.

     In connection with his employment, Mr. Newton was also granted an award of 50,000 shares of restricted Common Stock, which were to vest at a rate of 20 percent per year over a five-year period. The shares were subject to immediate vesting upon the termination of Mr. Newton's employment relationship by reason of his death or disability, his resignation for Good Reason or his termination of employment for other than Cause.

     In connection with his resignation on January 29, 1999 and agreement to provide reasonable assistance to the Company with respect to unfinished business, the Company and Mr. Newton entered into an agreement whereby the Company would, among other things, pay Mr. Newton a lump sum of $200,000 and would remove the restrictions with respect to 40,000 shares of restricted stock and on options to acquire 160,000 shares of Common Stock.

     The Company entered into severance agreements with James M. Tidwell (in connection with his employment with Daniel) and with W. Todd Bratton, which provide for the payment of one year's net salary if they are terminated for any reason other than criminal misconduct.

     The Company has entered into Change of Control Agreements with Ronald C. Lassiter and each of the other executive officers named in the Summary Compensation Table. The terms of Mr. Lassiter's and Mr. Newton's Change of Control Agreements are their respective periods of employment with the Company. (Mr. Newton's Change of Control Agreement terminated on January 29, 1999.) The other Change of Control Agreements are for a term equal to the later of (i) three years from February 6, 1997, August 23, 1996 and March 25, 1995 for Messrs. Bratton, Tidwell and Chickering, respectively, or (ii) the last Change in Control (hereinafter defined) of the Company, and are automatically renewable for successive one-year terms if notice of termination is not given by the Company. The Change of Control Agreement for each of Messrs. Bratton, Tidwell and Chickering is subject to earlier termination upon (i) the employee's death, disability or retirement or (ii) termination by the employee or the Company of the employee's employment by the Company. Under each Change of Control Agreement, a "change in control" of the Company shall have occurred if (i) a report on Schedule 13D shall be filed with the SEC disclosing that any person (or group of persons acting in concert), other than the Company, one of its subsidiaries or any employee benefit plan of the Company, is the beneficial owner of 20 percent of the outstanding securities of the Company entitled to vote for directors ("Voting Stock"); (ii) any person (or group of persons acting in concert), other than the Company, one of its subsidiaries or any employee benefit plan of the Company, shall purchase securities pursuant to a tender offer or exchange offer to acquire any Voting Stock and, immediately thereafter, is the beneficial owner of 20 percent of the Voting Stock; (iii) the stockholders of the Company shall approve (w) a merger or consolidation of the Company with any other person, (x) any sale or other transfer of all or substantially all the assets of the Company, (y) the dissolution of the Company, or (z) a transaction immediately after the consummation of which any person (or group of persons acting in concert) would be the beneficial owner of 50 percent of the outstanding Voting Stock; or (iv) during any 12-month period, individuals who at the beginning of that period constituted the Board of Directors cease to constitute a majority of the Board.

     Under the Change of Control Agreements, in the event the employee terminates his employment as a result of an event of termination for Good Reason or is terminated by the Company other than as a result of an event of termination for Cause, in each case following a Change in Control, the Company would pay (i) in the case of Mr. Lassiter, a cash lump sum payment equal to three times the sum of (A) the amount of his annualized base salary for the year of termination (prior to any reduction that constituted an event of termination for Good Reason), and (B) the amount of any cash bonus paid or payable to Mr. Lassiter for services rendered in the prior fiscal year, and (ii) in the case of Messrs. Tidwell, Bratton or Chickering, a cash lump sum payment equal to two and one-half times the sum of (A) the amount of base salary the employee would have been paid during the fiscal year of termination, (B) the amount of any cash bonus paid or payable to the employee for services rendered in the prior fiscal year, and (C) the amount of any income that (1) is includable in the employee's gross income for tax purposes and (2) is attributable to the exercise of options exercised by the employee within the one-year period prior to the termination date. Each agreement also obligates the Company to maintain in effect, during the three-year period (one year period, in the case of Mr. Lassiter) following termination (or such earlier date that the employee becomes a full-time employee of another person), other benefit plans (including life insurance, medical and disability) for the benefit of such employee or to provide substantially similar benefits. In the case of Messrs. Tidwell, Bratton and Chickering, if all or any part of a payment under a Change of Control Agreement would not be deductible for federal income tax purposes by the Company or one of its tax affiliates, the amount would be reduced such that no portion of any change of control payment to such employee (whether under the Change of Control Agreement or otherwise) is not deductible by the Company or one of its tax affiliates.

     Each Change of Control Agreement provides generally that an event of termination for Good Reason shall have occurred if the Company shall (i) assign the employee duties inconsistent with his position in effect immediately prior to the first Change in Control of the Company; (ii) remove or fail to re-elect or re-appoint the employee to any position with the Company held immediately prior to the first Change in Control; (iii) take any other action that results in a material diminution in such position, authority, duties or responsibilities; (iv) reduce the employee's annual base salary as in effect immediately prior to the first Change in Control of the Company or as may be increased thereafter; (v) relocate the employee's principal office outside of Houston, Texas; (vi) fail to continue his participation, on substantially the same basis, in any profit sharing, saving or retirement plan in which the employee participated prior to the first Change in Control, unless an equitable arrangement shall have been made; (vii) materially reduce any other benefits that were provided to the employee by the Company prior to the first Change in Control, including any material fringe benefits, or (viii) reduce the employee's number of paid vacation days. An event of termination for Cause shall have occurred if the employee willfully and continuously fails to substantially perform his or her duties or willfully engages in conduct known to be materially injurious to the Company.

     The Company has entered into Change of Control Agreements, similar to those of Messrs. Bratton, Tidwell and Chickering, with the other current executive officers, as well as certain of the Company's operating officers and key employees.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table and footnotes thereto set forth information regarding the beneficial ownership of common stock of the Company, $1.25 par value (the "Common Stock"), as of April 15, 1999 by (a) each person known by the Company to be the beneficial owner at that date of more than five percent of the outstanding Shares, (b) each of the Company's directors, (c) each Named Executive Officer (as defined in "Summary Compensation Table") and (d) all directors and executive officers of the Company as a group. Except as otherwise set forth, such persons have sole voting and sole investment power with respect to the Shares beneficially owned by them.

                                                                NUMBER OF SHARES       PERCENT
            NAME AND ADDRESS OF BENEFICIAL OWNER              BENEFICIALLY OWNED(1)    OF CLASS
            ------------------------------------              ---------------------    --------
Shapiro Capital Management Company, Inc. ...................        2,548,275(2)         14.4%
  Samuel R. Shapiro
  3060 Peachtree Road, N.W.
  Suite 1555
  Atlanta, Georgia 30305
David L. Babson and Company Incorporated....................        1,955,288(3)         11.0%
  One Memorial Drive
  Cambridge, Massachusetts 02142-1300
FMR Corp. ..................................................        1,702,600(4)          9.6%
  Edward C. Johnson III
  Abigail P. Johnson
  82 Devonshire Street
Boston, Massachusetts 02109
W.A. Griffin................................................        1,545,067(5)          8.7%
  9753 Pine Lake Drive
  Houston, Texas 77055
Ronald C. Lassiter..........................................          109,812(6)         *
W. A. Griffin...............................................        1,545,067(7)          8.7%
Thomas J. Keefe.............................................           34,956(8)         *
Michael M. Carroll..........................................           10,000(9)         *
Brian E. O'Neill............................................           40,000(9)         *
Ralph F. Cox................................................           35,000(10)        *
Leo E. Linbeck, Jr. ........................................           30,000(9)         *
Nathan M. Avery.............................................          222,150(8)          1.3%
Gibson Gayle, Jr. ..........................................           40,000(10)        *
Alex Newton.................................................           50,000(11)        *
W. Todd Bratton.............................................          151,782(12)        *
James M. Tidwell............................................           57,698(13)        *
Kenton Chickering, III......................................           79,883(14)        *
All current officers and directors as a group (20
  persons)..................................................        2,617,820(15)        14.1%

---------------

  *  Less than 1%.

 (1) Information with respect to beneficial ownership is based upon information furnished by the stockholder or contained in filings made with the Securities and Exchange Commission ("SEC").

 (2) Based on a Schedule 13G filed with the SEC on June 10, 1998 and information received directly from Shapiro Capital Management Company, Inc. ("Shapiro"), Shapiro, in its capacity as investment advisor, has sole voting and dispositive power with respect to 2,548,275 shares that are owned by numerous investment counseling clients. Samuel R. Shapiro is the president, a director and majority shareholder of Shapiro and may, therefore, be deemed to have beneficial ownership of such Shares.

 (3) Based on a Schedule 13G filed with the SEC on January 19, 1999, David L. Babson and Company Incorporated, in its capacity as investment advisor, has sole voting and dispositive power with respect to 1,955,288 shares that are owned by numerous investment counseling clients.

 (4) Based on a Schedule 13G filed with the SEC on February 12, 1999, certain subsidiaries of FMR Corp. act as investment advisors or managers and, as such, have sole voting power with respect to 920,700 shares and sole dispositive power with respect to 1,702,600 shares held in certain Fidelity funds. Edward C. Johnson III is the Chairman of FMR Corp., Abigail P. Johnson is a director, and members of the Johnson family and their family trusts own significant amounts of FMR Corp. stock; accordingly, Edward and Abigail Johnson are each deemed to be beneficial owners, with no voting power but sole dispositive power, with respect to the 1,702,600 shares over which subsidiaries of FMR Corp. act as investment advisor or manager.

 (5) At April 15, 1999, W. A. Griffin, Chairman Emeritus of the Board, owned 1,515,067 shares. Mr. Griffin is also considered to be the beneficial owner of 534,275 shares held in his capacity as trustee of a trust in which he has a vested beneficial interest. Mr. Griffin also is considered to be the beneficial owner of 30,000 shares that may be acquired within 60 days of April 15, 1999, through the exercise of outstanding options.

 (6) Includes 98,333 shares that may be acquired within 60 days of April 15, 1999, through the exercise of outstanding options, and 1,179 shares that are attributable to Mr. Lassiter through his participation in the Company's profit sharing and savings plan.

 (7) For further information concerning the Shares beneficially owned by Mr. Griffin, see Note (5) above.

 (8) Includes 33,700 shares that may be acquired within 60 days of April 15, 1999, through the exercise of outstanding options.

 (9) Represents Shares that may be acquired within 60 days of April 15, 1999, through the exercise of outstanding options.

(10) Includes 30,000 shares that may be acquired within 60 days of April 15, 1999, through the exercise of outstanding stock options.

(11) At January 29, 1999, Mr. Newton owned 50,000 shares.

(12) Includes 147,893 shares that may be acquired within 60 days of April 15, 1999, through the exercise of outstanding options, and 639 shares that are attributable to Mr. Bratton through his participation in the Company's profit sharing and savings plan with respect to which he has sole voting power.

(13) Includes 1,308 shares granted to Mr. Tidwell pursuant to the Company's Stock Award Plan with respect to which he has sole voting and no dispositive power, 49,999 shares that may be acquired within 60 days of April 15, 1999, through the exercise of outstanding options, and 2,273 shares that are attributable to him through his participation in the Company's profit sharing and savings plan with respect to which he has sole voting power.

(14) Includes 642 shares granted to Mr. Chickering pursuant to the Company's Stock Award Plan with respect to which he has sole voting and no dispositive power, 72,500 shares that may be acquired within 60 days of April 15, 1999, through the exercise of outstanding options, and 3,416 shares that are attributable to him through his participation in the Company's profit sharing and savings plan with respect to which he has sole voting power.

(15) Includes 10,548 shares granted to such persons pursuant to the Company's Stock Award Plan with respect to which they have sole voting and no dispositive power, 828,103 shares that may be acquired by them within 60 days of April 15, 1999, through the exercise of outstanding options, and 19,925 shares that are attributable to them through their participation in the Company's profit sharing and savings plan with respect to which they have sole voting power (excludes Shares held by Mr. Newton).

                               INDEX TO EXHIBITS

    Exhibit 1   --  Agreement and Plan of Merger dated as of May 12, 1999, between the Purchaser, the Parent and the Company
    Exhibit 2   --  Stock Option Agreement dated as of May 12, 1999 between the
                    Parent and the Company
    Exhibit 3   --  Offer to Purchase dated May 18, 1999, filed as Exhibit
                    11(a)(1) to Purchaser's and Parent's Schedule 14D-1 filed
                    May 18, 1999, in connection with the Offer to Purchase, and incorporated herein by reference
    Exhibit 4   --  Letter to Stockholders dated May 18, 1999
    Exhibit 5   --  Opinion of Simmons dated as of May 12, 1999*
    Exhibit 6   --  Press Release dated May 12, 1999
    Exhibit 7   --  Confidentiality Agreement between the Company and the Parent dated April 1, 1999
    Exhibit 8   --  Form of Change in Control Agreement dated as of March 15,
                    1995, between the Company and each of W. C. Clingman and M.
                    R. Yellin; dated August 30, 1996, between the Company and J.
                    M. Tidwell; and dated February 6, 1996, between the Company and each of W. T. Bratton and W. M. Krenek, filed as Exhibit
                    10.4 to the Company's Annual Report on Form 10-K for the year ended September 30, 1995 and incorporated herein by reference
    Exhibit 9   --  Employment Agreement dated July 30, 1996 between the Company and James M. Tidwell, filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended
                    September 30, 1996 and incorporated herein by reference
    Exhibit 10  --  Employment Agreement dated June 17, 1997 between the Company and Thomas A. Newton, Jr., filed as Exhibit 10.3 to the
                    Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference
    Exhibit 11  --  Stock Award Agreement dated June 17, 1997 between the
                    Company and Thomas A. Newton, Jr., filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference
    Exhibit 12  --  Change in Control Agreement between the Company and Ronald
                    C. Lassiter, filed as Exhibit 10.6 to the Company's
                    Quarterly Report on Form 10-Q for the quarter ended
                    September 30, 1997 and incorporated herein by reference
    Exhibit 13  --  Form of Change in Control Agreement between the Company and each of Daniel J. Sarik, Katie-Pat Bowman and Michael T.
                    Atkins, filed as Exhibit 10.7 to the Company's Quarterly
                    Report on Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference
    Exhibit 14  --  Severance Agreement dated February 6, 1997 between the
                    Company and W. T. Bratton, filed as Exhibit 10.17 to the
                    Company's Annual Report on Form 10-K for the year ended
                    December 31, 1997 and incorporated herein by reference

---------------

    * Included in copies mailed to stockholders.